(1)   Description of Business

Mirae Asset Securities (USA) Inc. (the "Company", F/K/A "Daewoo Securities (America) Inc.") was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company, a wholly owned subsidiary of Mirae Asset Securities Holdings (USA) Inc. (the "Holdings") a US corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"), New York Stock Exchange ("NYSE"), Securities Investor Protection Corporation ("SIPC"), Depository Trust Clearing Corporation ("DTCC"), National Securities Clearing Corporation ("NSCC"), Fixed Income Clearing Corporation ("FICC"), Mortgage Backed Securities Clearing Corporation ("MBSCC"), National Futures Association ("NFA"), and Options Clearing Corporation ("OCC").

In January 2017, the Company was approved by FINRA to expand the scope of business to securities lending and borrowing (including Securities purchased under agreement to resell, and Securities sold under agreement to repurchase transactions), prime brokerage, and correspondent clearing services. The Company is also approved for agency execution and research services. The Company also trades for its own account in U.S. government securities, exchange listed equities, exchange listed options, and futures. In addition to clearing trades on RVP/DVP, basis the Company acts as a custodian and carries customer assets.

In addition, the Company provides brokerage services in Korean securities through Mirae Asset Daewoo Co., Ltd. (the "Parent") pursuant to the cooperation agreement and pursuant to a SEA Rule 15a-6(a)(3) arrangement. The Company acts as an intermediary between its parent and its U.S. institutional investors.

(2)   Summary of Significant Accounting Policies

(a) Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

(b) Use of estimates
Management makes estimates and assumptions that affect the reported amounts in the financial statements and accompanying footnotes. Management believes that the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates and differences may be material.

(c) Cash and cash equivalents
The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. The Company has cash deposits with financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. At December 31, 2019, there were no investments classified as cash equivalents.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

(d) *Cash segregated in compliance with federal and other regulations*

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of such amounts presented in the statement of cash flows.

Restricted cash includes cash and securities segregated under federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under both Securities Exchange Act and Rule 15c3-3 of the SEC. This cash is held within special reserve bank accounts for the benefit of customers and broker-dealers.

Cash	$ 22,038
Cash segregated in compliance with federal and other regulations	31,469
Total cash shown in the statement of cash flows	$ 53,507

(e) *Receivables from/Payables to brokers or dealers and clearing organizations*

Receivables from/Payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades is reflected in either the receivable or payable line item on the statement of financial condition.

(f) *Receivable from customers/Payable to customers*

Receivable from customers and Payable to customers include balances arising from customer cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(g) *Receivable from counterparties/Payable to counterparties*

Receivable from counterparties and Payable to counterparties primarily include balances arising from fails to deliver or fails to receive in connection with financing and securities transactions.

(h) *Securities borrowed, Securities loaned, Securities Received as Collateral, and Obligation to Return Securities Received as Collateral*

Securities borrowed and Securities loaned result from transactions with other financial institutions ("counterparties") and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received, respectively. At December 31, 2019, the Company had accepted collateral that is permitted by contract to sell or repledge, mostly including exchange listed equities, U.S. treasury securities, and U.S. corporate bonds. Such collateral consists primarily of securities received from broker-dealers and other financial institutions in connection with securities borrowed and securities loaned transactions. Securities received as collateral and Obligation to return securities received as collateral are recorded at the fair value of the underlying securities collateral which at December 31, 2019 were exchange listed equity securities; fair value is determined as mentioned above.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

The market value of the underlying collateral is valued daily, and additional collateral is obtained or refunded as necessary. All securities borrowed and securities loaned transactions, inclusive of interest receivable and interest payable, respectively.

In accordance with Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral. These amounts are recorded at the fair value of the securities received as of the Statement of Financial Condition date.

(i)   Securities purchased under agreements to resell and Securities sold under agreements to repurchase

Securities purchased under agreements to resell ("resale agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured financing. Resale agreements and repurchase agreements generally are collateralized by U.S. government and agency obligations or U.S. corporate bonds which are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is generally valued or monitored daily and additional collateral is obtained or refunded as appropriate.

Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets resale agreements and repurchase agreements when the criteria under ASC 210-20-45-10 are met.

(j)   Securities owned and Securities sold, not yet purchased

Securities owned and Securities sold, not yet purchased consist of obligations of U.S. treasury securities, corporate debt securities, exchanged listed equities and exchange listed equity options stated at fair value. Purchases and sales of proprietary securities typically settle on a regular way basis and are recorded on a trade-date basis.

(k) Income taxes

Income taxes are accounted for under ASC 840, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Operations in the period that includes the enactment date.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

To the extent that it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance is established to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

ASC 740, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. The Company records interest and penalties related to uncertain tax positions in other expense, a component of total expenses.

The Company is taxed as a corporation for U.S. federal, state and local income tax purposes. New York State, New York City, and California are principally where the Company is subject to state and local income taxes.

(l)   Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line method over the lesser of the life of improvements or the remaining term of the related lease.

(m) Deferred rent
Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is $905 at December 31, 2019, and included in Accrued and other liabilities in the accompanying statement of financial condition.

(n) Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable period-end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are measured at the rates of exchange prevailing on the date of the transactions. Foreign currency remeasurement gains and losses are reflected on a net basis in Other income on the statement of operations.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

(o) *Fair value measurements and disclosures*

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

• Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

• Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

• Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Exchange-Listed Equity and Exchange-Listed Equity Option Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

(p) *Recently Issued Accounting Standards*

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The Company adopted the new standard effective January 1, 2019 using the modified retrospective method. The Company elected the 'package of practical expedients,' which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs. A lessee is required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The Company has elected to account for leases with a term of 12 months or less to be accounted for similar to existing guidance for operating leases today. ASU 2016-02 supersedes the previous lease standard, Leases (Topic 840). The new standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted

The Company's office lease related asset and liability under an operating agreement results from its New York main office which expires in February of 2027. The Company's leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. The Company does not act as a lessor or have any leases classified as financing leases. There was no impact to the Company's equity upon adoption of ASC 842 on January 1, 2019, the Company had operating lease liabilities of $9,251 and right of use assets of $8,280, the difference being deferred rent at that date. The Company provided a security deposit of $1,195 to the landlord of our current New York occupied space at 810 7th Ave. The following summarizes quantitative information about the Company's operating lease:

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

	Twelve Month's Ended December 31, 2019	
Security Deposit	$	1,195
Operating lease cost	$	1,129
Operating cash flows from operating lease	$	1,195
Remaining lease term - operating lease		7 years
Discount Rate		2.40%

Maturity of the Company's operating lease, excluding short-term leases, is as follows:
(amounts in thousands)

		Amount
2020	$	1,195
2021		1,195
2022		1,267
2023		1,282
2024		1,282
Thereafter		2,777
		8,998
Imputed Interest		733
Total Lease Liability	$	8,265

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which adds a new Topic 326 to the Codification and removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, resale agreements and securities borrowed. Under current U.S. GAAP, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance will remove all recognition thresholds and will require companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument's contractual life.
The guidance in ASU 2016-13 is effective for "public business entities," as defined, that are SEC filers for fiscal years and for interim periods with those fiscal years beginning after December 15, 2019. The adoption of this ASU as of January 1, 2020 had no material impact on the Company's financial statements.

(3) Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-l of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, or $1,500 as defined, inclusive of additional net capital required per 15c3-1(a)(9).

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(3)   Regulatory Requirements (continued)

At December 31, 2019, the Company had a minimum net capital requirement of $2,441 whereas it had net capital of $222,576, which exceeded the minimum net capital requirement by $220,135.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2019, the Company maintained $21,358 in cash segregated for the exclusive benefit of customers and $10,111 in cash segregated for the exclusive benefit of proprietary accounts of broker dealers as stated on the statement of financial condition

(4)   Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following table sets forth by level, within the fair value hierarchy, the Company's financial instruments carried at fair value as of December 31, 2019, excluding accrued interest:

Assets	Level 1	Level 2	Level 3	Total assets measured at fair value
Government debt securities	$ 148,711	$ -	$ -	$ 148,711
Securities received as collateral	992,430	-	-	992,430
	$ 1,141,141	$ -	$ -	$ 1,141,141

Liabilities	Level 1	Level 2	Level 3	Total liabilities measured at fair value
Obligation to return securities received as collateral	$ 992,430	$ -	$ -	$ 992,430
	$ 992,430	$ -	$ -	$ 992,430

There were no transfers within the fair value hierarchy for the year ended December 31, 2019. There were no securities held by the Company which were categorized in Level 3 at December 31, 2019.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(4) Fair Value Measurements (continued)

Cash and cash equivalents, Cash segregated under federal regulations, Receivable from affiliates, Receivables from brokers, dealers, and clearing organizations, Receivable from customers, Receivable from counterparties, Securities borrowed, Securities purchased under agreement to resell, Other assets, Accrued and other liabilities, Payable to customers, Payable to counterparties, Securities loaned, Securities sold under agreement to repurchase, and Payables to brokers, dealers and clearing organizations are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short term in nature and bears interest rates that approximate market rates.

(5) Collateralized Agreements

At December 31, 2019, the resale agreements and repurchase agreements are collateralized by U.S. treasury, U.S. agency, and U.S. corporate securities. The majority of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At December 31, 2019, included in Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net on the statement of financial condition are accrued interest of $49,675 and $34,178, respectively.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Reflected in Securities borrowed, and Securities loaned on the statement of financial condition are interest receivable and interest payable of $5,945 and $6,136, respectively.

As of December 31, 2019, there were $992,430 of securities lending transactions in which the Company acted as a lender, which are reflected on the statement of financial condition as Securities received as collateral, at fair value and Obligation to return securities received as collateral, at fair value.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2018, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of approximately $3,412,026 on such terms. At December 31, 2019, approximately $2,986,840 have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(5) Collateralized Agreements (continued)

U.S. government securities of $485,025 were pledged to the FICC to meet clearing deposit requirements. Securities of $6,497 were pledged to the OCC to partially meet firm clearing deposit requirements, which included $4,180 of government securities, $2,316 of exchanged listed equities and $1 of exchange-traded funds.

As of December 31, 2019, the Company had commitments to enter into Securities purchase under agreement to resell and Securities sale under agreement to repurchase of approximately $6,128,801 and $29,177,153 respectively.

The following table presents gross obligations for repurchase agreements and securities loaned transactions accounted for as secured borrowings, by remaining contractual maturity and class of collateral pledged at December 31, 2019. Amounts are shown on a gross basis, prior to netting as shown on the Company's statement of financial condition.

Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings

Repurchase agreement transactions	Remaining Contractual Maturity				
	Overnight and Continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
U.S. Treasury and agency securities	$ 740,656	$ 59,721,857	$ 8,357,813	$ 625,000	$ 69,445,326
Securities lending transactions					
Equities and Bonds	2,986,015	-	825	-	2,986,840
Total borrowings	$ 3,726,671	$ 59,721,857	$ 8,358,638	$ 625,000	$ 72,432,166

Gross amount of recognized liabilities for repurchase agreements and securities lending in footnote 6	$ 72,432,166
Amounts related to agreements not included in offsetting disclosure in footnote 6	-

The Company has six operating credit facilities in place ranging from $30 million to $200 million across four banks. The facilities vary in nature including committed and uncommitted, as well as intraday, overnight or through the end of the facility term for loan drawdowns. In addition the firm has $3 billion in contingency funding from two financial institutions that are earmarked for Capped Contingency Liquidity Facility ("CCLF"). The CCLF aims to support the resale/repurchase marketplace in the event that a systemically important firm goes into default.

As of December 31, 2019, there were no outstanding balances on these credit facilities. The committed credit facilities contain financial and other covenants. The Company was in compliance with all applicable covenants at December 31, 2019. Unused fees on the committed lines range from 0.25% to 0.50% per annum, with origination fees ranging from 0% to 0.10%. Drawdown interest rates across committed and uncommitted lines for varying loan drawdown durations range from 0.12% to prime rate plus 3.00%.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(6) Offsetting of Financial Assets and Liabilities

Below is a summary table of financial assets and liabilities, by product, including the amounts reflected in the statement of financial condition, subject to netting arrangements. All securities borrowed and loaned transactions, as well as resale agreements and repurchase agreements, are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Offsetting of Financial Assets

As of December 31, 2019	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
				Gross Amounts Not Offset in the Statement of Financial Condition (1)		
Types of Financial Assets	**Gross Amounts of Recognized Assets**	**Gross Amounts Offset in the Statement of Financial Condition**	**Net Amounts of Assets Presented in the Statement of Financial Condition**	**Financial Liabilities (2)**	**Financial Collateral Received (including Cash) (3)**	**Net Amount**
Securities Purchased under Agreement to Resell, net (4)	$ 69,097,359	$ 22,182,123	$ 46,915,236	$ 32,907	$ 46,882,329	$ -
Securities Borrowed (5)	3,412,026	-	3,412,026	656,697	2,755,329	-
Total	$ 72,509,385	$ 22,182,123	$ 50,327,262	$ 689,604	$ 49,637,658	$ -

Offsetting of Financial Liabilities

As of December 31, 2019	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
				Gross Amounts Not Offset in the Statement of Financial Condition (1)		
Types of Financial Liabilities	**Gross Amounts of Recognized Liabilities**	**Gross Amounts Offset in the Statement of Financial Condition**	**Net Amounts of Liabilities Presented in the Statement of Financial Condition**	**Financial Assets (2)**	**Financial Collateral Pledged (including Cash) (3)**	**Net Amount**
Securities sold under agreement to Repurchase, net (4)	$ 69,445,326	$ 22,182,123	$ 47,263,203	$ 60,071	$ 47,203,132	$ 0
Securities Loaned (5)	2,986,840	-	2,986,840	656,697	2,330,143	-
Total	$ 72,432,166	$ 22,182,123	$ 50,250,043	$ 716,768	$ 49,533,275	$ 0

(1) For some counterparties, the sum of the financial assets/liabilities and collateral not netted on the statement of financial condition may exceed the net asset or net liability balance. Where this is the case, the total amounts reported in these two columns are limited to the net balance in column (iii).

(2) Reflects the netting adjustment impact (liability positions offsetting asset positions or vice versa) for those positions where an enforceable master netting arrangement or similar agreement exists, at the carrying value.

(3) Reflects the market value of securities collateral and cash collateral for those positions where an enforceable master netting agreement or similar agreement exists.

(4) Securities purchased under agreement to resell, net and Securities sold under agreement to repurchase, net, exclude accrued interest in the table above.

(5) Securities borrowed and Securities loaned exclude interest receivable and interest payable, respectively, in the table above.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(7) Receivables from/Payables to Brokers or Dealers and Clearing Organizations

At December 31, 2019, amounts Receivable from and Payable to brokers, dealers, and clearing organizations consisted of the following:

Securities failed to deliver	$	108,422
Deposits and margin with clearing organizations		56,340
Receivables from brokers and dealers		2,339
Total Receivables from broker or dealers and clearing organizations	**$**	**167,101**

Securities failed to receive	$	9,947
Payable to clearing organizations		940
Payable to brokers and dealers		38
Total Payable to brokers or dealers and clearing organizations	**$**	**10,925**

Securities failed to deliver, and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. All unsettled securities transactions existing at December 31, 2019 were settled without a material effect on the Company's financial statements. Cash deposits and cash margin with clearing organizations includes approximately $42.2 million with the FICC, $5.4 million with the NSCC, $0.7 million with the DTC, and $1.5 million with the OCC.

(8) Receivable from/ Payable to Customers and Receivable from/Payable to Counterparties

Amounts receivable from and payable to customers include the contractual value of customer securities that have not been delivered or received on or after settlement date. In addition, accounts receivable from and payable to customers include amounts due on cash and cash margin transactions. Securities owned by customers are held as collateral for receivables. Receivable from customers include accrued commissions for prime brokerage transactions not yet billed.

	Customers	
	Receivable	Payable
Market value of customer accounts	$ -	$ 121,469
Securities failed-to-deliver / receive	1,572	31
Commission	210	
Interest	-	76
Totals	$ 1,782	$ 121,576

	Counterparties	
	Receivable	Payable
Securities failed-to-deliver / receive	$ 51,354	$ 166,064
Totals	$ 51,354	$ 166,064

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(9) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2019 are summarized as follows:

Leasehold improvements	$	839
Furniture and fixtures		217
Computers and equipment		979
		2,035
Less: Accumulated depreciation		(1,170)
Total Furniture, equipment, and leasehold improvements, net	$	865

(10) Income Taxes

Holdings was incorporated in March 2018 and the Company became a subsidiary of the Holdings in March 2018. For the year of 2019, the Company will elect to file a consolidated tax return with the Holdings. For State purposes, starting tax year 2018, the Company, has filed combined returns with Holdings for States. The Company recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2019. As of December 31, 2019, the Company recorded a net deferred tax asset of $7.3 million, an increase of $0.3 million from the year ended December 31, 2018, before valuation allowance, which consists primarily of net operating loss carryforwards, and deferred rent. The Company recorded a full valuation allowance, as the Company believes that it is more likely than not that the net deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable loss and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

FASB ASC 740, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no income tax audits for any F periods in progress. New York State and New York City are principally where the Company is subject to state and local income taxes.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(11) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company based on a mutually agreed commission split ratio, generally paying 40% to the Parent. Related commissions receivable from the Parent amounted to $4 as of December 31, 2019, reflected in Receivable from affiliate on the accompanying statement of financial condition. The Company provides foreign research, which is supported by the Parent. The Company shares research service income with the Parent to the extent that the Parent provides support to the Company and such revenue share was based on the level of resources involved between the Company and its Parent. Related party payable to the Horizons ETFs Management (Canada) Inc. amounted to $482 as of December 31, 2019, reflected in Accrued and other liabilities. The nature of the revenue comes from securities lending transactions. In addition, the Company services Mirae Asset Global Investment (USA) LLC ("MAGI") as a prime brokerage customer. Included in the payable to customer is $117,600 payable to "MAGI".

(12) Commitments and Contingencies

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts rand indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may occasionally indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(12) Commitments and Contingencies (continued)

payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

In October of 2018, an employee resigned from the Company claiming a violation of his employment contract by the Company, which the Company denies. Since that time, the employee has brought an arbitration against the Company. Based on the facts of the case, and after consultation with legal counsel, the firm continues to defend itself and believes that the claim is without merit.

In 2019, the Company, along with two other similarly situated creditors, filed a "Chapter 7 Involuntary Bankruptcy Petition" (the "Petition") against a bilateral counterparty claiming the counterparty defaulted on certain of its financing obligations, including but not limited to a Master Repurchase Agreement signed between the Company and the counterparty on March 27, 2017. In the Petition, the Company (and the other creditors) enumerated certain remedies at their disposal against the counterparty. Damages have not been determined at this time and the Company continues to evaluate its legal options. The Company holds a receivable from the counterparty that is secured by collateral and is reflected on the statement of financial condition and recorded at the fair market value as of December 31, 2019. The amount of this asset is $75,440 and included under Securities purchased under agreements to resell.

(13) Off-Balance Sheet and Credit Risk

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. See footnote 5 for further off-balance sheet disclosures.

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

The Company is engaged in various trading and brokerage activities, including securities borrowing and lending in which counterparties primarily include large broker-dealers and other financial institutions. The Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(13)   Off-Balance Sheet and Credit Risk (continued)

To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the entity's maximum amount of loss due to credit risk. Master netting arrangements have been entered as part of our resale and repurchase agreements, and securities borrow and lending agreements.

The Company monitors the market value of collateral for securities borrowed and loaned as well as resale and repurchase agreements on a daily basis; obtaining or refunding additional collateral as necessary to ensure such transactions are adequately collateralized.

Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral. This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit worthiness of each of its active counterparties.

If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position.

At December 31, 2019, the Company's credit exposure associated with its resale and repurchase agreements activities was spread amongst over approximately 134 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $126 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

At December 31, 2019, the Company's credit exposure associated with its securities borrowed/loaned activities was spread amongst 81 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $288 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

In addition, at December 31, 2019, approximately 38% of the Company's cash balance is held by BMO Harris Bank, N.A., and 59% is held by the Bank of New York.

Mirae Asset Securities (USA) Inc.
Notes to Financial Statements (continued)
December 31, 2019
(in $000s, except share and per share amounts)

(14)   Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued and determined that there were no other material matters which required accounting for or disclosure in the financial statements.